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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

            ACQUISITION OF EDISON MISSION ENERGY INTERNATIONAL ASSETS

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 30, 2004



Commission File Number 09929



                               MITSUI & CO., LTD.
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F __X__   Form 40-F____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes____    No __X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2004

                                                        MITSUI & CO., LTD.

                                              By:  /s/ Tasuku Kondo
                                                 -------------------------------
                                                 Name:  Tasuku Kondo
                                                 Title: Executive Director
                                                        Executive Vice President
                                                        Chief Financial Officer


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                                                                   July 30, 2004
                                                              Mitsui & Co., Ltd.

For immediate release

            ACQUISITION OF EDISON MISSION ENERGY INTERNATIONAL ASSETS

Mitsui & Co., Ltd. ("Mitsui") announces that in Los Angeles (USA) on 29 July 2004 local time, in partnership with International Power plc ("International Power") (a large U.K. electric utility company), it has entered into a share purchase agreement with Edison Mission Energy (USA) to acquire all of the shares of MEC International BV, Holland (excluding Contact Energy in New Zealand) which owns all of the international generation portfolio of Edison Mission Energy (the "BV") for a total purchase price of $2.3 billion (Yen253 billion), resulting in a net total cash consideration of approximately $2.2 billion (Yen242 billion) after certain purchase price adjustments prior to closing. Mitsui's ownership share in the partnership is 30% and Mitsui will invest approximately US$600 million (Yen66 billion) in the partnership to fund the acquisition of the BV. Mitsui intends to close the deal by the end of this year, subject to conditions precedent for each asset.

The BV's assets comprise a portfolio of international power generation assets in 13 locations around the world namely in Europe (UK, Spain, Italy and Turkey), Asia (Thailand, Indonesia and the Philippines), Australia and Puerto Rico. Fuel type of power generation likewise varies from gas and coal to hydro and wind. BV's assets constitute an excellent portfolio with the assets operating under long-term power purchase agreements and contracts. A total power generation capacity of the 13 power stations on a net share basis is approximately 5,400MW with Mitsui's share being approximately 1,600MW.

Mitsui and International Power have been working together in power business of Pakistan and Abu Dhabi and the project this time will further their strong relationship.

Mitsui intends to promote this project together with International Power while fully taking into consideration environmental and socio-economic matters.

Mitsui regards participation into power generation business as one of its core business areas in its Mid-term Business Plan "Global Growth 2006" and will expand its generation portfolio with quality assets in the future. This project is the first of the above-mentioned business strategy and will greatly contribute to expanding Mitsui's business portfolio and profit basis.

                                               Inquiries should be addressed to:
                                               Corporate Communications Division
                                                      Telephone: +81-3-3285-7596
                                                      Facsimile: +81-3-3285-9819
                                             E-mail address: N.Kozuka@mitsui.com